Exhibit 99.2

CIBC and PrivateBancorp Announce Revised Merger Agreement

Revised Terms Reflect 20% Increase in Value to PrivateBancorp Stockholders

PrivateBancorp Board of Directors Unanimously Approves CIBC’s Amended Offer and Reaffirms Recommendation that its Stockholders Vote for Transaction

Company Release – 3/30/2017

TORONTO & CHICAGO – Following unanimous approvals by their respective boards of directors, CIBC (TSX: CM) (NYSE: CM) and PrivateBancorp, Inc. (NASDAQ: PVTB) today announced that they have entered into an amended merger agreement (the “Amended Agreement”).

Under the Amended Agreement, PrivateBancorp stockholders will receive, upon completion of the proposed merger with CIBC, US$24.20 in cash and 0.4176 of a CIBC common share for each share of common stock of PrivateBancorp held. Based upon yesterday’s closing price of CIBC’s common shares on the New York Stock Exchange (US$87.92), the Amended Agreement values PrivateBancorp at approximately US$4.9 billion (C$6.6 billion or US$60.92 per share), which represents a 20% increase in value compared to the initial terms announced on June 29, 2016. The Amended Agreement values PrivateBancorp at approximately 2.7 times tangible book value as of December 31, 2016.

James Guyette, Chairman of the Board of PrivateBancorp, said, “We are pleased to announce the revised terms of our proposed transaction with CIBC, which provides our stockholders with a significant increase in value as compared to the initial terms of the transaction. The amended terms agreed between CIBC and PrivateBancorp reflect changes to trading market conditions and the interest rate environment since we announced the transaction in June 2016 as well as PrivateBancorp’s continued strong performance. Our Board believes in the long-term strategic value of the combination and, after careful consideration, unanimously supports the amended terms and continues to recommend that PrivateBancorp stockholders approve the transaction.”

“We are pleased to have reached an amended agreement with PrivateBancorp,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “The quality of its management team and its focus on building a client-first culture make PrivateBancorp an excellent fit with CIBC.”

“We continue to believe that a merger between CIBC and PrivateBancorp is a compelling opportunity that offers immediate and long-term value for PrivateBancorp stockholders,” added Mr. Dodig. “For CIBC stockholders, completing this acquisition accelerates our strategy of building a strong, innovative and client-focused bank. The transaction will create opportunities for CIBC to bank across borders for our Canadian clients, offer more services to our existing U.S. clients and expand PrivateBancorp’s client relationships. We look forward to continuing to work closely with PrivateBancorp to successfully complete the transaction and realize the full benefits for our stockholders, employees, clients and partners.”

Larry Richman, President and CEO of PrivateBancorp, added, “The PrivateBancorp team remains enthusiastic about joining the CIBC family. This transaction will enable us to accelerate our track record of success through partnering with CIBC, and we look forward to closing the transaction as expeditiously as possible.”

Approvals and Timing

The companies currently expect to close the transaction in the second calendar quarter of 2017. The transaction remains subject to customary closing conditions, including approval by PrivateBancorp’s stockholders and by the federal banking regulators in Canada and the United States.

As previously announced, PrivateBancorp has set March 31, 2017 as the new record date for its special meeting of stockholders to consider and act upon the revised merger agreement. PrivateBancorp stockholders of record as of the close of business on March 31, 2017 will be entitled to vote at the Special Meeting, which is expected to take place in mid-May.

PrivateBancorp investors with questions about the transaction or how to vote their shares may contact PrivateBancorp’s proxy solicitors, Innisfree M&A Incorporated, by calling toll-free at 888-750-5834, or Alliance Advisors, LLC, by calling toll-free at 855-976-3324.

Additional Transaction Details

The total value of the consideration that PrivateBancorp common stockholders will receive upon the closing of the transaction will be based in part on the value of CIBC common shares at closing. CIBC will satisfy aggregate consideration payable to PrivateBancorp stockholders by paying approximately US$1.9 billion (C$2.6 billion) in cash and issuing approximately 33.5 million CIBC common shares, representing an approximately 40 per cent cash and 60 per cent stock mix.

CIBC estimates that the completion of transaction will contribute approximately US$340 million (C$450 million) of net income in fiscal 2020 and become accretive to CIBC’s earnings per share within three years of the closing date.

CIBC expects to maintain a strong Common Equity Tier (CET) 1 ratio at closing above 10 per cent. CIBC’s CET 1 ratio was 11.9 per cent as at January 31, 2017.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units—Retail and Business Banking, Wealth Management and Capital Markets—CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

About PrivateBancorp, Inc.

PrivateBancorp, Inc., through its subsidiary The PrivateBank, delivers customized business and personal financial services to middle-market companies, as well as business owners, executives, entrepreneurs and families in all of the markets and communities it serves. As of December 31, 2016, the Company had 36 offices in 13 states and US$20.1 billion in assets. The Company’s website is www.theprivatebank.com.

Important Additional Information and Where to Find It

In connection with the proposed transaction, CIBC has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of PrivateBancorp and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving CIBC and PrivateBancorp will be submitted to PrivateBancorp’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF PRIVATEBANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CIBC, Commerce Court, Toronto, Ontario, Canada M5L 1A2, Attention: Investor Relations, 416 304-8726; or to PrivateBancorp, Investor Relations, 120 S. LaSalle St., Chicago, IL 60603, 312 564-2000.

Participants in the Solicitation

CIBC, PrivateBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CIBC’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2016, which was filed with the SEC on December 1, 2016, and its management proxy circular and notice of annual and special meeting of stockholders for its 2017 annual and special meeting of stockholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 9, 2017. Information regarding PrivateBancorp’s directors and executive officers is available in PrivateBancorp’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on April 8, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies of PrivateBancorp and CIBC and the regulatory environment in which they operate and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the reports of PrivateBancorp and CIBC filed with the SEC, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the reports filed by PrivateBancorp and CIBC with the SEC. Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our stockholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.

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CIBC Contacts:

Investors	Media

John Ferren john.ferren@cibc.com 416-980-2088 Alice Dunning	Caroline Van Hasselt caroline.vanhasselt@cibc.com 416-784-6699

alice.dunning@cibc.com 416-861-8870

PrivateBancorp Contacts:

Investors	Media

Jeanette O’Loughlin	Amy Yuhn 312-564-1378 ayuhn@theprivatebank.com

joloughlin@theprivatebank.com 312-564-6076	Sard Verbinnen & Co Bryan Locke/Jenny Gore 312-895-4700

Innisfree M&A Incorporated Art Crozier/Larry Miller 1-212-750-5833